SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

iMine Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45250D103

(CUSIP Number)

Elliot Choi

Iconic Private Equity Partners Limited

Asia Standard Tower, Nos. 59-65

Queens Road Central, 8th floor

Hong Kong

+852 9575 7007

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45250D103

1.	Name of Reporting Persons: Iconic Private Equity Partners Limited I.R.S. Identification No. of Above Persons (entities only) NA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 8,333,333
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,333,333
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,333,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.6%
14.	Type of Reporting Person CO

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CUSIP No. 45250D103

1.	Name of Reporting Persons: Elliot Choi I.R.S. Identification No. of Above Persons (entities only) NA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) NA
5.	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 8,333,333
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,333,333
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,333,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.6%
14.	Type of Reporting Person IN

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Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $.001 per share, of iMine Corporation, a Nevada corporation (the “Issuer”). The address of the Issuer’s principal office is 8520 Allison Pointe Blvd Ste. 223 #87928, Indianapolis, Indiana 46250.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of Iconic Private Equity Partners Limited (“Iconic”). Elliot Choi is the sole equity owner of Iconic and has the sole right to vote and dispose of the securities owned by Iconic.

(b) The address of Iconic and Mr. Choi is Asia Standard Tower, Nos. 59-65, Queens Road Central, 8th floor, Hong Kong.

(c) Mr. Choi is the sole equity owner of Iconic. Iconic is an independent investor and a consultant.

(d) Neither Iconic nor Mr. Choi has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Iconic nor Mr. Choi has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Iconic is a company formed under the laws of Hong Kong. Mr. Choi is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable

Item 4. Purpose of Transaction

On March 19, 2018, Iconic entered into a one-year consulting agreement with the Issuer pursuant to which the Issuer issued to Iconic, as compensation for services, 7,500,000 shares of common stock, valued at $150,000, and agreed to pay Iconic $70,588 to cover the federal income tax on the value of the stock and the tax payment. The shares are fully vested.

Neither Iconic nor Mr. Choi has any intention to take any action which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, Iconic is the beneficial owner of 8,333,333 shares of common stock, representing 10.6% of the Issuer’s outstanding common stock. Mr. Choi, as the equity owner of Iconic with the sole right to vote and dispose of the shares owned by Iconic, beneficially owns the shares owned by Iconic.

(b) Mr. Choi has sole voting and disposition right with respect to these shares.

(c) Other than as reported in this Schedule 13D, neither Iconic nor Mr. Choi has effected any transactions involving the common stock in the 60 days prior to filing this Schedule 13D.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Iconic.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

Except for the employment agreement described in Item 4, neither Iconic nor Mr. Choi has any contract, arrangement, understanding or relationship with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Not applicable

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Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ICONIC PRIVATE EQUITY PARTNERS LIMITED

Dated: May 25, 2018	By:	/s/ Elliot Choi
Elliot Choi, Owner

/s/ Elliot Choi
Elliot Choi

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